SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 19*)

Sapiens International Corporation N.V.

(Name of Issuer)

Common Shares, € 0.01 par value

(Title of Class of Securities)

N7716A102

(CUSIP Number)

Guy Bernstein

Formula Systems (1985) Ltd.

5 Haplada St.

Or-Yehuda 60218, Israel

972-3-5389487

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N7716A102

1.	Names of Reporting Persons Formula Systems (1985) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC USE ONLY
4.	Source of funds (See Instructions) WC; BK
5.	Check if disclosure of Legal Proceedings Is Required ☐ Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,650,035
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,650,035
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,650,035
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 52.1%
14.	Type of Reporting Person (See Instructions) CO

2

Item 1. Security and Issuer.

This statement relates to common shares, par value € 0.01 (“Common Shares”) of Sapiens International Corporation N.V. (“Sapiens”).

The issuer is a Curaçao company, whose principal executive offices are located at Landhuis Joonchi; Kaya Richard J. Beaujon z/n; P.O. Box 837 Willemstad, Curaçao.

Item 2: Identity and Background

The name of the reporting corporation is Formula Systems (1985) Ltd. (“Formula”), which is organized under the laws of Israel.

Formula’s principal business is holding and managing interests in companies that provide global IT solutions and services.

Formula’s principal office is located at 5 Haplada St., Or-Yehuda, 60218, Israel.

There are no criminal convictions or civil judgments or injunctions to report under Item 2(d) or (e) of Schedule 13D.

Item 3: Source or Amount of Funds or Other Consideration

From December 28, 2011 through January 29, 2012, Formula purchased an aggregate of 2,005,738 Common Shares in private transactions for an aggregate purchase price of $8,244,846. Of such Common Shares, 1,600,000 were purchased pursuant to the Share Purchase Agreement described in Item 6 below for an aggregate purchase price of US$6,400,000. The source of such funds was Formula’s working capital and a line of credit.

Item 4: Purpose of Transaction

Formula has acquired the Common Shares of Sapiens for long term investment purposes.

Formula may from time to time acquire additional Common Shares in the public market or in privately negotiated transactions.

Formula does not have any current plans to dispose of the securities of the issuer or to effect any other transaction described in Items 4(b) through (j) of Schedule 13D.

Item 5: Interest in Securities of the Issuer

 (a), (b) Formula is the beneficial owner of and has sole voting and dispositive power with respect to 20,650,035 Common Shares, which represent 52.1% of the total outstanding 39,634,676 Common Shares.

(c) During the past sixty days, Formula purchased Common Shares in the following transactions.

3

Date	Number of Shares	Price per Share	Nature of Transaction
12/28/11	45,000	$3.80	off-market purchase
12/29/11	70,000	$3.82	off-market purchase
1/1/12	75,000	$3.87	off-market purchase
1/5/12	14,842	$3.85	off-market purchase
1/5/12	70,000	$3.90	off-market purchase
1/12/12	43,000	$4.01	off-market purchase
1/18/12	52,000	$4.14	off-market purchase
1/27/12*	1,600,000	$4.00	off-market purchase
1/29/12	35,896	$4.22	off-market purchase

* See Item 6 below

(d) None.

(e) N/A.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 26, 2012, Formula entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Kardan Technologies Ltd. (“Kardan”) and Formula Vision Technologies (F.V.T.) Ltd. (“FVT”) pursuant to which Formula agreed to purchase from Kardan and FVT an aggregate of 1,600,000 Common Shares for a purchase price of $4.00 per Common Share or an aggregate purchase price of US$6,400,000. The transaction was consummated on January 27, 2012.

In connection with the Share Purchase Agreement, Kardan agreed to amend the undertaking between Kardan and Formula pursuant to which Formula agreed to vote Common Shares owned by it in favor of the election of a director recommended by Kardan to Sapiens’ board of directors. The amendment provides that Formula may at any time instruct Kardan to cause the resignation of the director recommended by Kardan, provided that a representative of Kardan will be appointed as an observer to Sapiens’ board of directors. Kardan’s right is effective only as long as Kardan holds, directly or indirectly, common shares of Sapiens representing at least 9% of the issued and outstanding share capital or voting rights of Sapiens and may not be assigned by Kardan. As long as Kardan’s representative is an observer to Sapiens’ board of directors, Formula will not be required to vote in favor of a nominee recommended by Kardan to Sapiens’ board of directors.

The foregoing description of the Share Purchase Agreement (including the amendment to the undertaking attached thereto) does not purport to be complete and is qualified in its entirety by reference to the Share Purchase Agreement filed as an exhibit to this Schedule 13D/A, which is incorporated by reference into this Item 6.

4

Item 7: Material to Be Filed as Exhibits

Exhibit 99.1 Share Purchase Agreement among Formula, Kardan and FVT dated January 26, 2012.

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2012

FORMULA SYSTEMS (1985) LTD.

By: /s/ Guy Bernstein
Name: Guy Bernstein
Title: Chief Executive Officer

6